Exhibit 99.3
Jilin Chemical Industrial Company Limited
Report of the Board of Supervisors
     In 2005, the Company conducted its operations strictly in compliance with the Company Law, the Articles of Association and the provisions of other relevant laws and regulations. The Board of Supervisors diligently performed the various duties vested on it by the Articles of Association and effectively monitored the Company’s operations.
     In 2005, the Board of Supervisors held four meetings and passed 14 resolutions including approving the amendments to the Bylaws of the Board of Supervisors.
     The Company’s supervisors attended all the meetings held by the Board of Directors in 2005 and effectively carried out its supervision on whether the decisions made by the Board of Directors were in compliance with relevant PRC laws and regulations, in pursuit of the Company’s long-term development and in the shareholders’ best interest. The Board of Supervisors considered that, in 2005, the Board of Directors had strictly implemented the resolutions adopted by shareholders’ annual general meeting and extraordinary general meetings and its implementation of the profit appropriation plan and other major decisions was in compliance with the provisions of the relevant laws and regulations, as well as the Articles of Association.
     In 2005, the Company’s written-off reserves for unrecoverable accounts receivable and the inventory write-downs are all in compliance with the principles of prudent operation and effective prevention and dissolution of asset impairment risk.
     After reviewing the unqualified audit reports issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. in accordance with the IFRS and PRC GAAP, respectively (the “Audited Reports”), the Board of Supervisors considered the Audited Reports to have truthfully, objectively, completely and accurately reflected the Company’s financial condition.
     In 2006, the Board of Supervisors will continue to strictly comply with the relevant provisions of the Articles of Association and work hard to safeguard the interests of the Company and the shareholders.
Chairman of the Board of Supervisors
Zou Haifeng
June 6, 2006